Via EDGAR filing as correspondence file

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention: Ernest Greene, Division of Corporation Finance

         Re:    Great Wall Builders Ltd.,
                  Item 4.02 Form 8-K and 8-K/A
                  Filed: November 12, 2008 and December 23,2008
                  Form 10-Q/A
                  Filed: November 24, 2008
                  File No: 333-153182

January 14, 2009

Dear Mr. Greene,
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 8-K and 8-K/A Item 4.02 for Great Wall Builders Ltd., in your letter dated December 30th, 2008 (the "Comment Letter") addressed to Tian Jia, our Chief Executive Officer and Chief Financial Officer.

We are writing to respond to the comments and, where appropriate. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

1.	Please amend your Form 10-Q/A for the period ended September 30th, 2008 to appropriately address the following:
●	Updated Item 4 disclosures should include the following:
●	a discussion of the failure of your auditor to review your interim financial statements as of September 30th, 2008.
●	How the failure of your auditor to review your interim financial statements impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;
●	Changes to internal controls over financial reporting to prevent the future failure of the auditor to review your interim financial statements. Refer to Item 307 and 308© of Regulation S.K.

Ans: An amended Form 10-Q/A for the period ended September 30th, 2008 has been filed with SEC on January 14th, 2009. see below the explanation note as part of the 10-Q/A filing.

EXPLANATORY NOTE

“This Amendment No. 2 on Form 10-Q/A is filed to amend the Quarterly Report on Form 10-Q/A of Great Wall Builders Ltd., (the “Company ”) for the fiscal quarter ended September 30, 2008, (“ Initial filings), in order to comply with Regulation S-X (17 CFR Part 210.8.03) related to the review of interim report by Moore & Associates Chartered, our Independent Registered Public Accounting Firm..

On October 6th, 2008, our officer had discussed with our Independent Auditors, Moore & Associates, Chartered, regarding the review our interim financial statement as of September 30th, 2008. We filed an amended 10-Q/A on November 24, 2008 after our Independent Auditor reviewed of our interim financial statements. We also filed 8-K and 8-K/A on November 12, 2008 and December 23, 2008 to disclose the events. The management believe that the non-compliance of Regulation S-X ( 17 CFR Part 210-8.03) was an one time event, it did not impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures. Furthermore, the CEO and CFO did not anticipated any changes to internal controls over financial reporting.

Except as set forth in this Amendment No. 2 on Form 10-Q/A, the other Items in the Initial Filing remain unchanged and are not restated herein. This Amendment No. 2 continues to reflect circumstances as of the date of the initial filing and the company has not updated the disclosures contained therein to reflect events that occurred at a later date.”

●	Include all updated certifications, which refer to the Form 10-Q/A
Ans:  Yes, all updated Certifications have been included in the Form10-Q/A.

●	The company is responsible for the adequacy and accuracy of the disclosure in our filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

/s/ Tian Jia
Chief Executive Officer &
Chief Financial Officer